INVEST IN **WALLABING**

AirBNB for RVs



Wallabing
RV RENTALS

wallabing.com Plano TX



LEAD INVESTOR

Mark Thimmig

As the lead investor, I am truly excited and impressed with Wallabing's innovative business model and its transformative impact on the RV lifestyle. Wallabing, a peer-to-peer RV rental marketplace, has effectively bridged the gap between RV owners and wanderlust-driven renters, fostering a win-win ecosystem. With the rapidly growing rental market for RVs, valued at $546 million in 2020, and the forecast of 44 million Americans planning to go RVing this summer, Wallabing's platform emerges as an essential solution. Wallabing not only resolves a long-standing dilemma for RV owners—how to fully utilize their RVs—but also ingeniously transforms millions of RVs into continual revenue streams. The company's commitment to providing a platform free for owners to list and rent, ensuring maximized earnings, speaks to their dedication to empowering their users. Investing in Wallabing is not just about backing a venture; it's about being part of a transformational shift in the way we perceive and experience RV travel. The company's five-year plan to feature 150,000 RVs on its platform clearly illustrates its vision and ambition to become a dominant player in this space. Wallabing's promise - where owners make more, and renters pay less - is a testimony to their value-oriented approach and unique positioning in the market. I invite you to join me in this rewarding journey, supporting a venture that is at the forefront of a significant paradigm shift in the RV market, creating meaningful value for RV owners and renters alike.

Invested $5,000 this round

Highlights

1. 72 MILLION Americans plan to take an RV trip in the next year
2. 44% of people who go RVing do NOT own an RV
3. More than 11.2 million U.S. households own an RV
4. RV owners only use their RV on average for 20 days per year
5. Listing an RV for rent could bring in earnings of $50K/year or MORE
6. Wallabing has increased our inventory by 628% in just SIX MONTHS
7. PR campaign has reached 201.3+ million people w/an estimated ad value of $2+ million...& growing!
8. Semi-finalist in 2023 Pepperdine Graziadio Business Schools 's Most Fundable Companies List

Our Team



Jason Carlson Founder & CEO

From established businesses to new ventures, Jason digs deep to focus on a prospect's inherent values & prides himself on putting others 1st. J is a problem solver extraordinaire who ensures everyone involved finds success on the journey to a BIG WIN 🏆



Mary Carlson Founder & Board Member

Whether it's real estate, horses, or making a business better, Mary is a value-add enthusiast who loves to negotiate to maximize the bottom line. 🤝



Alex Johnson Chief Operations Officer

Exceptionally curious and self taught in graphic design, Alex is our branding & design powerhouse 👩‍🎨 & LOVES startups - including her last that was named one of Forbes 500 Fasted Growing Companies in America! 📈



Rob Kachmar Chief Technology Officer

For fun, Rob built a photo filter app which earned 300K+ acquisitions & 9.5K+ reviews with 4+ star rating! ⭐⭐⭐⭐

Innovative peer-to-peer RV rental platform transforming the RV lifestyle

Wallabing is a new peer-to-peer rental marketplace connecting owners, renters, travelers, and wandering adventurers alike. Think of it as where wanderlust meets opportunity.



PROVIDING RV ENTHUSIASTS AN
OPEN ROAD TO
REVENUE, ADVENTURE, &



PEACE OF MIND
Wallabing
RV RENTALS

Bringing owners and renters together in a platform providing value has fueled Wallabing's rapid growth since launching in 2021.



Wallabing
INCREASED IT'S INVENTORY BY
628%
IN JUST SIX MONTHS

THE ENORMOUS RV RENTAL MARKET

Meanwhile, in recent years, the rental market for RVs is on the rise. According to Verified Market Research, in 2020, the RV rental market size was valued at $546 million, and:



By 2028, RV rental market is projected to reach
$810 MILLION
GROWING AT A CAGR OF 5.31% FROM 2021-2028

11.2 million U.S. households already own RVs. This figure is growing by 500,000 to 1 million annually. Market research predicts that 20.5 million households intend to purchase RVs in the coming years and recent survey by Verified Market Research revealed:



RV OWNERS ONLY USE THEIR RV ON AVERAGE FOR 20 DAYS PER YEAR WHICH LEAVES:
DAY
MONTH
345 DAYS
LEFT TO RENT TO OTHERS

Despite the growing population of RVs and outdoor travel, industry experts cite:

THERE ARE MORE THAN
54 MILLION


WORLDWIDE AT ANY GIVEN TIME

Wallabing turns unused assets into active revenue streams.

Wallabing solves a dilemma faced by RV owners for many years - how do you get the most out of your RV? Listing their RV for rent turns an asset already owned by millions into a new, continual revenue stream. And since **Wallabing is the only RV rental marketplace that is always free for owners to list and rent,** choosing to list on Wallabing will always result in more earnings paid to the owner on each and every trip.


Own an RV?
Make $50,000+ per year!
Choose Wallabing, the only RV rental marketplace FREE for owners
No listing fee
No commission on booked trips
You keep 100% of your earnings
LIST MY RV

44% of people who go RVing do not own an RV and 84% of people who rented are interested in renting again this year

So, while our owners make bank, our renters make memories. You may think our customers are mostly retirees, but Gen-Z and Millenials are a new, outsized driving force in RV rentals, and young families were more than 50% of the RV trips taken in 2020. Renting an RV is an affordable way to get people out the door and onto their next adventure, and the Wallabing team couldn't be more thrilled to help start their journey.

A recent survey of America's leisure travelers found that 44 million Americans are planning on going RVing this summer, and also stated:


RVING IS A YEAR-ROUND ACTIVITY WITH
72
MILLION AMERICANS
PLANNING TO TAKE AN RV TRIP IN THE NEXT YEAR

And the same survey revealed:

And the same survey revealed:

44%
OF PEOPLE WHO GO RVING
DO NOT OWN AN RV

Wallabing is simple, easy, & affordable by design

How is Wallabing different for both of our customer bases - RV owners AND renters? We keep things simple: transparent and upfront pricing with no hidden fees and an industry-low service fee of 10% charged to the renter only. Wallabing is *simply* where owners make more, and renters pay less.

As compared to our competitors, **choosing Wallabing saves renters on average 20-25% per trip. Plus, Wallabing is the only marketplace that does not take any commission from the RV owner's earnings.**

For more details on our price comparison, click here.



Wallabing
WHERE OWNERS
MAKE MORE,
& RENTERS
PAY LESS

Surprisingly, many RV owners haven't heard of renting your RV to mitigate the costs associated with ownership (and then some), but those who do are frustrated with complicated and hidden fees, subpar insurance coverage, and a lack of customer service from our industry competitors. And renters are intimidated by overly complicated and antiquated processes, and unnecessary fees and up-charges.

Wallabing seeks to transform the RV rental lifestyle. We worked closely with industry experts, fleet owners, and a diverse group of renters to design Wallabing with intentional ease, transparency, and simplicity. Because taking a vacation should be fun AND affordable, right? Our promise to to serve the wanderer in *all* of us.



WHY YOU'LL LOVE US
YOU'LL NEVER WANDER ALONE
24/7 ROADSIDE ASSISTANCE
INSURANCE COVERS DRIVER & OWNER
DMV CHECKS ON ALL DRIVERS
MOBILE APP FOR EASY RV PICKUP/ DROP OFF
CUSTOMER SUPPORT AT EVERY TURN

Wallabing is your trusted travel companion, making it easy every step of the way, and never leaving you stranded (literally and figuratively). We give it to you straight - no tricks, no gimmicks. So, we thoughtfully strive to give you the best possible experience, tailored to you.



CUSTOMER TESTIMONIALS
Wallabing's listing interface is much more owner-friendly and



easier to use than both
Outdoorsy & RV Share.
- Wallabing RV Owner
I did a price comparison of 6 major RV rental platforms. Wallabing was the only one with up-front pricing, and was also the cheapest option, despite other websites who claim to take a lower percentage of sales.
- Wallabing RV Fleet Owner

Wallabing provides new and seasoned RVers the opportunity to experience the outdoors with confidence, at a great price, and with great support.



HOW IT WORKS
1 FIND YOUR PERFECT RV ON WALLABING.COM
2 BOOK YOUR RV
3 PICK-UP OR HAVE THE RV DELIVERED
4 MAKE MEMORIES
5 RETURN

Intimidated by the idea of driving an RV? Many owners choose to offer stationary rentals where an owner sets up an RV at a location the renter chooses - no driving necessary. Stationary is a great option for those who want to stay close to the action without worrying about any of the RV know-how.

Camping isn't the only reason to RV. A recent survey of America's leisure travelers asked their reasons for considering RV travel, and the respondents top answers are:

- Flexible work schedules
- Desire to travel more with kids and family
- Wanting to travel in comfort
- Exploring the great outdoors
- Traveling with a large group



WHERE WILL YOU WALLABING NEXT?
FESTIVALS & CONCERTS
WHEREVER YOU WANT
SIGHTSEENG / ROADTRIPS
CAMPING / HIKING
SPORTING EVENTS

Hadn't heard of Wallabing before? You will again soon!

The primary reason to raise funds is to properly introduce Wallabing to market through various marketing campaigns. We already began a nationwide PR campaign in April this year, and as of the beginning of June, Wallabing had reached a global audience of more than 201.3 million people!



AS SEEN IN
HUNDREDS OF PUBLICATIONS WITH MILLIONS OF READERS

Wallabing's Innovative Peer-To-Peer RV Rental Platform offers RV Owners, Renters the Open Road To Revenue, Adventure — **AP**

yahoo!finance — Where Wanderlust Meets Opportunity: Wallabing's Innovative Peer-To-Peer RV Rental Platform Offers RV Owners and Renters the Open Road to Revenue, Adventure, and Peace of Mind

RVBusiness — Wallabing Launching Peer-To-Peer Rental Platform for RVs

MARKETS INSIDER — This Week in Travel News: 11 Stories You Need to See

FOX 5 — Wallabing's Innovative Peer-To-Peer RV Rental Platform offers RV Owners, Renters the Open Road To Revenue, Adventure

DALLAS INNOVATES — Happy Campers: Plano's Wallabing Seeks To Connect RV Owners with RV Renters

TECH TiMES — Where Wanderlust Meets Opportunity: Wallabing's Innovative Peer-To-Peer RV Rental Platform Offers RV Owners and Renters the Open Road to Revenue, Adventure, and Peace of Mind

AP • Yahoo! Finance • RV Business • Markets Insider • Fox 5 • Dallas Innovates • Tech Times

The ongoing success of our PR campaign has the Wallabing team excited and looking to the future. While we may be small, we are mighty; we are hardworking, creative, and passionate about what we do. We confidently strive to make Wallabing THE name for RV rentals - each and every day.

Meet the Team

FOUNDER & CEO



Jason Carlson

- Finance & management expert
- Extensive marketing experience with a concentration on revenue development
- Mission driven to share the RV experience with everyone

FOUNDER & BOARD MEMBER



Mary Carlson

- Asset manager of real estate portfolio valued $100MM+
- Expert negotiator
- Driven to continually better the business and our customers' experience

CHIEF OPERATIONS OFFICER



Alex Johnson

- Former business consultant with 8+ years of experience with startups
- Relentless strategic planner
- Obsessed with branding & design
- Passionate about helping other people (and businesses) succeed

CHIEF TECHNOLOGY OFFICER



Rob Kachmar

- 20+ years of experience in the technology industry
- Previously managed numerous various development teams & wildly successful projects
- Always learning and continually committed to the betterment of our website & app

Wallabing's five-year plan is to have 150,000 RVs featured on Wallabing's website and on the road. To further build out our marketplace and increase inventory, Wallabing developed a responsive business model and lowered it's service fee, while keeping modest customer acquisition costs. With the additional runway that our investor funding will provide, we anticipate exponentially expanding our user base through targeted marketing, which will allow us to pass on even more additional savings to our customers.

Forward-looking projections are not guaranteed.



USE OF FUNDS
MARKETING
64%
DEVELOPMENT
7%
OPERATIONS + 12-MO RUNWAY
29%

Like all startups, Wallabing has been a labor of love. We could never have gotten to where we are today without our family and friends, who funded our first raise, and gave us more than a million reasons to thank them.



PREVIOUSLY RAISED MORE THAN
$1 MILLION
IN FAMILY & FRIENDS FUNDING ROUND

We appreciate your time and consideration. Let's Wallabing!

THANK YOU
INVEST IN WALLABING &
JOIN OUR GREATEST
JOURNEY EVER